

November 22, 2010

Steven P. Grimes
Chief Executive Officer
Inland Western Retail Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

> **Re:** **Inland Western Retail Real Estate Trust, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for Quarterly Period Ended**
> **June 30, 2010**
> **Filed August 11, 2010**
> **File No. 000-51199**

Dear Mr. Grimes:

We have reviewed your response letter dated November 3, 2010 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

1.   We note your response to our prior comment one and your revised disclosures. Within your response, you state that you "believe estimated fair values were not required to be determined for properties for which the undiscounted cash flows showed recovery of the carrying value. As such, [you] did not determine such fair values because such additional procedures are not required by ASC 360." We further note your disclosure on page 71 of your filing, you state "[f]urthermore, certain of the Company's properties had fair values less than their carrying amounts." Please reconcile these two statements. To the extent you have individual properties where the fair value is less than the carrying amount, please expand your disclosure to ensure that you disclose the percentages by which the undiscounted cash flows exceed the carrying amounts and a sensitivity analysis for the significant assumptions you have disclosed on page 46 of your filing. Within your response, please provide us with the expanded disclosure you intend to provide in future filings.

Form 10-Q for the quarterly period ended June 30, 2010

Financial Statements

Notes to Consolidated Financial Statements

(15) Litigation, page 26

2.   We note your response to our prior comment three and we have the following additional comments:
   - You state that through September 30, 2009, you "continued to believe after consultation with counsel that the plaintiffs' allegations were without merit and [you] intended to vigorously defend the lawsuit." Please tell us if you believed that a loss contingency was not at least reasonably possible at September 30, 2009.
   - Based on your response, we understand that you accrued $6 million as of December 31, 2009. Please tell us how you have complied with paragraph 1 of ASC 450-20-50, or tell us how you determined it was not necessary to disclose certain information regarding this accrual in your Form 10-K for the year ended December 31, 2009.
   - Further, please tell us what consideration you gave to providing disclosures pursuant to paragraph 2 of ASC 450-20-50 in your Form 10-K for the year ended December 31, 2009, or tell us how you determined it was not at least reasonably possible that a change in your estimate of the probably liability at December 31, 2009 could occur.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief